Exhibit 99.1

SIERRA METALS INC.

Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2022 and 2021

(unaudited)

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May 11, 2022

Management’s Responsibility for Financial Reporting

Management is responsible for the preparation of the unaudited condensed interim consolidated financial statements. These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting” using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”).

The Board of Directors of the Company is responsible for ensuring that Management fulfills its responsibilities for financial reporting. The Board of Directors carries out this responsibility through its Audit Committee, which is composed of three members. The committee meets various times during the year and at least once per year with the external auditors, with and without Management being present, to review the financial statements and to discuss audit and internal control related matters.

The Audit Committee of the Board of Directors approved the Company’s unaudited condensed interim consolidated financial statements.

“Luis Marchese”	“Ed Guimaraes”
Luis Marchese	Ed Guimaraes
Chief Executive Officer	Chief Financial Officer

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Sierra Metals Inc.

Condensed Interim Consolidated Statements of Financial Position (unaudited)

As at March 31, 2022 and December 31, 2021

(In thousands of United States dollars)

		March 31, 2022	December 31, 2021
	Note	$	$
ASSETS

Current assets:
Cash and cash equivalents		19,511	34,929
Trade and other receivables	3	34,888	37,122
Income tax receivable		8,372	4,857
Prepaid expenses		2,556	2,538
Inventories	4	26,186	26,677
		91,513	106,123

Non-current assets:
Property, plant and equipment	5	291,141	289,615
Deferred income tax		1,719	1,086
Total assets		384,373	396,824

LIABILITIES

Current liabilities:
Accounts payable and accrued liabilities	6	43,488	44,308
Income tax payable		2,099	7,444
Loans payable	7	24,983	24,855
Decommissioning liability		917	1,012
Other liabilities		7,593	11,183
		79,080	88,802

Non-current liabilities:
Loans payable	7	56,100	55,949
Deferred income tax		22,651	26,824
Decommissioning liability		16,598	17,140
Other liabilities		3,002	3,477
Total liabilities		177,431	192,192

EQUITY
Share capital	8	233,513	232,915
Accumulated deficit		(73,717)	(74,086)
Other reserves		10,002	10,420
Equity attributable to owners of the Company		169,798	169,249
Non-controlling interest	9	37,144	35,383
Total equity		206,942	204,632

Total liabilities and equity		384,373	396,824

Contingencies (notes 7 and 16)

Approved on behalf of the Board and authorized for issue on May 11, 2022:

“Jose Vizquerra”	“Koko Yamamoto”
Jose Vizquerra	Koko Yamamoto
Chairman of the Board	Chairperson Audit Committee

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

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Sierra Metals Inc.

Condensed Interim Consolidated Statements of Income (Loss) (unaudited)

For the three months ended March 31, 2022 and 2021

(In thousands of United States dollars, except per share amounts)

		Three Months Ended March 31,
		2022	2021
	Note	$	$
Revenue	15	57,241	69,624

Cost of sales
Mining costs	10	(37,587)	(37,117)
Depletion, depreciation and amortization	10	(9,012)	(11,248)
		(46,599)	(48,365)
Gross profit from mining operations		10,642	21,259

General and administrative expenses		(5,263)	(5,996)
Selling expenses		(2,053)	(2,720)
Income from operations		3,326	12,543

Other expenses and losses		(548)	(239)
Foreign currency exchange gain (loss)		(1,863)	732
Interest expense and other finance costs		(767)	(880)
Derivative instruments gains	12	-	451
Income before income tax		148	12,607

Income taxes (expense) recovery:
Current tax (expense)		(2,704)	(8,792)
Deferred tax (expense) recovery		4,686	(55)
		1,982	(8,847)

Net income		2,130	3,760

Net income attributable to:
Shareholders of the Company		369	3,084
Non-controlling interests	9	1,761	676
		2,130	3,760

Weighted average shares outstanding (000s)
Basic		163,935	163,428
Diluted		164,414	164,811

Basic income per share		-	0.02
Diluted income per share		-	0.02

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

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Sierra Metals Inc.

Condensed Interim Consolidated Statements of Comprehensive Income (Loss) (unaudited)

For the three months ended March 31, 2022 and 2021

(In thousands of United States dollars)

	Three months ended March 31,
	2022	2021
	$	$
Net income	2,130	3,760

Other comprehensive loss
Items that may be subsequently classified to net loss:
Currency translation adjustments on foreign operations	(15)	(219)
Total comprehensive income	2,115	3,541

Total comprehensive income attributable to shareholders	354	2,865
Non-controlling interests	1,761	676
Total comprehensive income attributable to shareholders	2,115	3,541

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

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Sierra Metals Inc.

Condensed Interim Consolidated Statements of Changes in Equity (unaudited)

For the three months ended March 31, 2022 and 2021

(In thousands of United States dollars)

	Common Shares		Other	Retained earnings	Total attributable	Non-controlling	Total
	Shares	Amounts	reserves	(accumulated deficit)	to shareholders	Interest	shareholders' equity
		$	$	$	$	$	$
Balance at January 1, 2022	163,428,150	232,915	10,420	(74,086)	169,249	35,383	204,632

Exercise of RSUs	506,595	598	(598)	-	-	-	-
Share-based compensation expense		-	195	-	195	-	195
Total comprehensive income (loss)		-	(15)	369	354	1,761	2,115
Balance at March 31, 2022	163,934,745	233,513	10,002	(73,717)	169,798	37,144	206,942

	Common Shares		Other	Retained earnings	Total attributable	Non-controlling	Total
	Shares	Amounts	reserves	(accumulated deficit)	to shareholders	Interest	shareholders' equity
		$	$	$	$	$	$
Balance at January 1, 2021	162,810,553	230,980	11,840	(41,820)	201,000	39,208	240,208
					-
Exercise of RSUs	617,597	1,935	(1,935)	-	-	-	-
Share-based compensation expense		-	437	-	437	-	437
Total comprehensive income (loss)		-	(219)	3,084	2,865	676	3,541
Balance at March 31, 2021	163,428,150	232,915	10,123	(38,736)	204,302	39,884	244,186

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

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Sierra Metals Inc.

Condensed Interim Consolidated Statements of Cash Flows (unaudited)

For the three months ended March 31, 2022 and 2021
(In thousands of United States dollars)

		Three months ended March 31,
	Note	2022	2021
		$	$
Cash flows from operating activities
Net income from operations		2,130	3,760

Items not affecting cash:
Depletion, depreciation and amortization		9,163	11,782
Share-based compensation		195	437
Loss on disposals and write-offs		712	-
Interest expense and other finance costs		767	880
Current income tax expense		2,704	8,792
Deferred income taxes expense (recovery)		(4,686)	55
Unrealized foreign currency exchange gain		(284)	(436)
Operating cash flows before movements in working capital		10,702	25,270
Net changes in non-cash working capital items	14	(3,015)	3,620
Decomissioning liabilities settled		(90)	(58)
Income tax paid		(11,470)	(10,672)
Cash generated (used in) from operating activities		(3,873)	18,160

Cash flows used in investing activities
Capital expenditures		(10,731)	(14,552)
Cash used in investing activities		(10,731)	(14,552)

Cash flows used in financing activities
Proceeds from promissory notes	7(b)	6,250	-
Repayment of Senior Secured Corporate Credit facility with BCP		(6,250)	-
Loan interest paid		(671)	(843)
Repayment of leases		(224)	-
Cash used in financing activities		(895)	(843)

Effect of foreign exchange rate changes on cash and cash equivalents		82	91

Increase (decrease) in cash and cash equivalents		(15,418)	2,856
Cash and cash equivalents, beginning of period		34,929	71,473
Cash and cash equivalents, end of period		19,511	74,329

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

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Sierra Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

For the three months ended March 31, 2022 and 2021,
(In thousands of United States dollars, except per share amounts and unless otherwise stated)

1	Description of business and nature of operations

Sierra Metals Inc. (“Sierra Metals” or the “Company”) was incorporated under the Canada Business Corporations Act on April 11, 1996, and is a Canadian and Peruvian listed mining company focused on the production, exploration and development of precious and base metals in Peru and Mexico. The Company’s key priorities are to generate strong cash flows and to maximize shareholder value.

The Company’s shares are listed on the TSX, NYSE American Exchange, and the Bolsa de Valores de Lima (“BVL”) and its registered office is 161 Bay Street, Suite 4260, Toronto, Ontario, M5J 2S1, Canada.

The Company owns an 81.84% interest in Sociedad Minera Corona S.A (“SMC”), operating the polymetallic Yauricocha Mine in Peru. The shares of SMC are listed on the BVL. The Company also owns a 100% interest in the Bolivar and Cusi Mines in Mexico. In addition to its producing mines, the Company also owns various exploration projects in Mexico and Peru.

2	Significant accounting policies

The significant accounting policies used in the preparation of these condensed interim consolidated financial statements are as follows:

(a)	Basis of preparation

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. These unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2021. The Company’s significant accounting policies were presented in note 2 to the consolidated financial statements for the year ended December 31, 2021 and have been consistently applied in the preparation of these condensed interim consolidated financial statements. These condensed interim consolidated financial statements were authorized for issuance by the Board of Directors on May 11, 2022.

(b)	Basis of consolidation

These condensed interim consolidated financial statements include the accounts of the Company and its subsidiaries, which are entities controlled by the Company. Control exists when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are consolidated from the date that control commences until the date that control ceases.

Non-controlling interests represent equity interests in subsidiaries owned by outside parties. Changes in the parent company’s ownership interest in subsidiaries that do not result in a loss of control are accounted for as equity transactions.

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Sierra Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

For the three months ended March 31, 2022 and 2021,
(In thousands of United States dollars, except per share amounts and unless otherwise stated)

2	Significant accounting policies (continued)

The principal subsidiaries of the Company and their geographical locations as at March 31, 2022 are as follows:

Name of the subsidiary	Ownership interest	Location
Dia Bras EXMIN Resources Inc.	100%	Canada
Sociedad Minera Corona, S. A. (“Corona”) [1]	81.84%	Perú
Dia Bras Peru, S. A. C. (“Dia Bras Peru”) [1]	100%	Perú
Dia Bras Mexicana, S. A. de C. V. (“Dia Bras Mexicana”)	100%	México
EXMIN, S. A. de C. V.	100%	México
Servicios de Produccion Y Extraccion de Chihuahua, S.A. de C.V	100%	México

1The Company, through its wholly owned subsidiary Dia Bras Peru, holds an 81.84% interest in Corona, which represents 92.33% of the voting shares. The Company consolidates Corona's financial results and records a non-controlling interest for the 18.16% that it does not own.

3	Trade and other receivables

	March 31,	December 31,
	2022	2021
	$	$
Trade receivables	24,206	27,001
Sales tax receivables	10,682	10,121
	34,888	37,122

4	Inventories

	March 31,	December 31,
	2022	2021
	$	$
Stockpiles	1,333	4,092
Concentrates	5,381	3,630
Supplies and spare parts (net of obsolescene provision)	19,472	18,955
	26,186	26,677

Cost of sales are comprised of production costs of sales and depletion, depreciation and amortization, and represent the cost of inventories recognized as an expense for the periods ended March 31, 2022 and 2021 of $46,599 and $48,365, respectively. During the three months ended March 31, 2022, the Company wrote down stockpile and concentrate inventory to its net realizable value (“NRV”), recording a charge of $2,541 (2021 - $356), which is included in our mining costs as per note 10.

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Sierra Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

For the three months ended March 31, 2022 and 2021,
(In thousands of United States dollars, except per share amounts and unless otherwise stated)

5	Property, plant and equipment

Cost	Plant and equipment	Mining properties	Assets under construction	Exploration and evaluation assets	Total
	$	$	$	$	$
Balance as of January 1, 2021	300,545	479,402	52,461	38,558	870,966

Additions	4,137	16,830	36,825	17,410	75,202
Change in estimate of decomissioning liability	(3,870)	-	-	-	(3,870)
Disposals	(8,033)	-	(3)	(1,312)	(9,348)
Transfers	20,414	2,345	(17,508)	(5,251)	-
Balance as of December 31, 2021	313,193	498,577	71,775	49,405	932,950

Additions	3,465	3,194	4,468	464	11,591
Change in estimate of decomissioning liability	(699)	-	-	-	(699)
Disposals	(3,831)	-	-	-	(3,831)
Transfers	-	1,693	-	(1,693)	-
Balance as of March 31, 2022	312,128	503,464	76,243	48,176	940,011

Accumulated depreciation	Plant and equipment	Mining properties	Assets under construction	Exploration and evaluation assets	Total
	$	$	$	$	$
Balance as of January 1, 2021	203,438	365,742	-	-	569,180

Depletion, depreciation and amortization	29,327	16,747	-	-	46,074
Disposals	(6,919)	-	-	-	(6,919)
Impairment	9,588	20,828	-	4,584	35,000
Balance as of December 31, 2021	235,434	403,317	-	4,584	643,335

Depletion, depreciation and amortization	5,996	2,657	-	-	8,653
Disposals	(3,118)	-	-	-	(3,118)
Balance as of March 31, 2022	238,312	405,974	-	4,584	648,870

Net Book Value - March 31, 2022	73,816	97,490	76,243	43,592	291,141
Net Book Value - December 31, 2021	77,759	95,260	71,775	44,821	289,615

The Company performs impairment indicators assessments for its property, plant and equipment at all sites, using life of mine plans at the end of each quarter. These life of mine plans incorporate current operational practices, long term metal prices based on recent analyst consensus and productivity assumptions, based on recent operating experience at the mines. The life of mine plan is not a National Instrument 43-101 technical report, but management's best estimate of future expected cash flows. As at March 31, 2022, management concluded that there were no impairment indicators at any of its cash generating units.

6	Accounts payable and accrued liabilities

	March 31,	December 31,
	2022	2021
	$	$
Trade payables	25,842	28,436
Other payables and accrued liabilities	17,646	15,872
	43,488	44,308

All accounts payable and accrued liabilities are expected to be settled within 12 months

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Sierra Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

For the three months ended March 31, 2022 and 2021,
(In thousands of United States dollars, except per share amounts and unless otherwise stated)

7	Loans payable

	March 31,	December 31,
	2022	2021
	$	$
Current Portion
Senior Secured Corporate Credit Facility with Banco de Credito del Peru ("BCP") (a)	24,983	24,855
	24,983	24,855

Long term Portion
Senior Secured Corporate Credit Facility with Banco de Credito del Peru ("BCP") (a)	49,850	55,949
Promissory notes with BCP (b)	6,250	-
Total loans payable	56,100	55,949
Total loans payable	81,083	80,804

a)	On March 11, 2019, the Company entered into a six-year senior secured corporate credit facility (“Corporate Facility”) with BCP that provides funding of up to $100 million effective March 8, 2019. The Corporate Facility provided the Company with additional liquidity and financial flexibility to fund future capital projects in Mexico as well as corporate working capital requirements. The Company also used the proceeds of the new facility to repay existing debt balances. The most significant terms of the agreement were:

•	Term: 6-year term maturing March 2025

•	Principal Repayment Grace Period: 2 years

•	Principal Repayment Period: 4 years

•	Interest Rate: 3.15% + LIBOR 3M

The Corporate Facility is subject to customary covenants, including consolidated net leverage and interest coverage ratios and customary events of default. The Company is in compliance with all covenants as at March 31, 2022.

Interest is payable quarterly and interest payments began on the drawn and undrawn portions of the facility starting in June 2019. During the quarter ended March 31, 2022, the Company made interest payments of $671 (Q1 2021 - $843).

On February 17, 2020, BCP entered into a syndication agreement with Banco Santander S.A for $30.0 million of this credit facility. BCP continues to remain as the principal lender and there were no changes to the terms and conditions of the original agreement. Principal payments on the amount drawn from the facility began in June 2021. The loan is recorded at amortized cost and is being accreted to face value over 6 years using an effective interest rate of 3.26%.

b)	The Company, through its subsidiary Sociedad Minera Corona, S.A (“Corona”) has received a proposal to potentially refinance the quarterly installments payable in 2022 by the Company. Accordingly, the Company has obtained from BCP and Banco Santander a term loan of $6.3 million, at an annual variable interest rate of Secured Overnight Financing Rate (“SOFR”) (3 months) + 3.65%, to repay the debt installment that became due on March 8, 2022. This loan has been received in the form of promissory notes, which will be replaced by the refinancing upon its final approval.

8	Share capital and share-based payments

(a)	Authorized capital

The Company has an unlimited amount of authorized common shares with no par value.

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Sierra Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

For the three months ended March 31, 2022 and 2021,
(In thousands of United States dollars, except per share amounts and unless otherwise stated)

(b)	Restricted share units (“RSUs”)

The changes in RSU’s issued during the three months ended March 31, 2022 and the year ended December 31, 2021 was as follows:

	Number of RSUs
	March 31,	December 31,
	2022	2021
Outstanding, beginning of period	1,045,831	1,409,058
Granted	-	617,187
Exercised	(506,595)	(617,597)
Forfeited	(60,407)	(362,817)
Outstanding, end of period	478,829	1,045,831

On June 30, 2020, the Company’s shareholders approved the RSU plan, whereby RSUs may be granted to directors, officers, consultants or employees at the discretion of the Board of Directors. The RSU plan provides for the issuance of common shares from treasury upon the exercise of vested RSUs at no additional consideration. There is no cash settlement related to the vesting of RSU’s as they are all settled with equity. The current maximum number of common shares authorized for issue under the RSU plan is 5% of the number of issued and outstanding common shares of the Company at the time of grant. The RSUs have vesting conditions determined by the Board of Directors, and the vesting conditions are non-market conditions and are not performance based.

The Company did not grant any RSUs during the quarter ended March 31, 2022. (quarter ended March 31, 2021 – 617,187 RSUs at a fair value of C$3.95 based on the closing share price at the grant date). RSUs exercised during the three months ended March 31, 2022 had a weighted average fair value of C$2.31. As at March 31, 2022, the weighted average fair value of the RSUs outstanding is C$3.03 (As at December 31, 2021 – C$2.63).

9	Non-controlling interest

Set out below is the summarized financial information of our subsidiary Corona which has a material non-controlling interest (note 2(b)). The information below is before intercompany eliminations.

Summarized balance sheet
	March 31,	December 31,
	2022	2021
	$	$
Current
Assets	97,830	97,988
Liabilities	(27,355)	(38,845)
Total current net assets	70,475	59,143

Non-current
Assets	180,035	178,610
Liabilities	(45,465)	(42,558)
Total non-current net assets	134,570	136,052
Net assets	205,045	195,195

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Sierra Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

For the three months ended March 31, 2022 and 2021,
(In thousands of United States dollars, except per share amounts and unless otherwise stated)

9	Non-controlling interest (continued)

Summarized income statement
	For the three months ended March 31,
	2022	2021
	$	$
Revenue	35,794	41,925
Income before income tax	7,946	9,734
Income tax expense	1,753	(6,010)
Total income	9,699	3,724
Total income attributable to non-controlling interests	1,761	676

Summarized cash flows
	For the three months ended March 31,
	2022	2021
	$	$
Cash flows from operating activities
Cash generated from operating activities	11,080	16,496
Net changes in non cash working capital items	(1,613)	1,163
Decomissioning liabilities settled	(90)	(58)
Income taxes paid	(8,577)	(7,174)
Net cash generated from operating activities	800	10,427
Net cash used in investing activities	(6,178)	(6,392)
Net cash used in financing activities	(10,471)	(1,000)
Effect of foreign exchange rate changes on cash and cash equivalents	20	(23)
Increase (decrease) in cash and cash equivalents	(15,829)	3,012
Cash and cash equivalents, beginning of period	32,870	65,027
Cash and cash equivalents, end of period	17,041	68,039

10	Mining costs

Mining costs include mine production costs, milling and transport costs, royalty expenses, site administration costs but not the primary mine development costs which are capitalized and depreciated over the specific useful life or reserves related to that development and ore included in depreciation and amortization. The mining costs for the three months ended March 31, 2022 and 2021 relate to the Yauricocha, Bolivar and Cusi Mines.

	Three months ended March 31,
	2022	2021
	$	$
Employee compensation and benefits	6,297	7,107
Third party and contractors costs	19,264	18,599
Depreciation	9,012	11,248
Consumables	8,558	7,944
Changes in inventory and other	3,468	3,467
	46,599	48,365

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Sierra Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

For the three months ended March 31, 2022 and 2021,
(In thousands of United States dollars, except per share amounts and unless otherwise stated)

11	Segment reporting

The Company primarily manages its business on the basis of the geographical location of its operating mines. The Company’s operating segments are based on the reports reviewed by the senior management group that are used to make strategic decisions. The Chief Executive Officer considers the business from a geographic perspective considering the performance of the Company’s business units. The corporate division only earns income that is considered to be incidental to the activities of the Company and thus it does not meet the definition of an operating segment; as such it has been included within “other reconciling items.”

The reporting segments identified are the following:

•	Peru – Yauricocha Mine

•	Mexico – Bolivar and Cusi Mines

The following is a summary of the reported amounts of net income (loss) and the carrying amounts of assets and liabilities by operating segment:

	Peru	Mexico	Mexico	Canada
	Yauricocha Mine	Bolivar Mine	Cusi Mine	Corporate	Total
Three months ended March 31, 2022	$	$	$	$	$
Revenue (1)	35,794	11,589	9,858	-	57,241

Production cost of sales	(19,519)	(12,394)	(5,674)	-	(37,587)
Depletion of mineral property	(3,007)	(1,618)	(593)	-	(5,218)
Depreciation and amortization of property, plant and equipment	(1,404)	(1,983)	(407)	-	(3,794)
Cost of sales	(23,930)	(15,995)	(6,674)	-	(46,599)

Gross profit (loss) from mining operations	11,864	(4,406)	3,184	-	10,642

Income (loss) from operations	9,192	(5,942)	1,878	(1,802)	3,326
Interest expense and other finance costs	(547)	(12)	(11)	(197)	(767)
Other income (expense)	(513)	(18)	(15)	(2)	(548)
Foreign currency exchange gain (loss)	(1,332)	(368)	(314)	151	(1,863)
Income (loss) before income tax	6,800	(6,341)	1,539	(1,850)	148

Income tax expense	1,752	124	106	-	1,982

Net income (loss) from operations	8,552	(6,216)	1,644	(1,850)	2,130

	Peru	Mexico	Canada	Total
March 31, 2022	$	$	$	$
Total assets	236,922	146,463	988	384,373
Non-current assets	180,044	112,778	38	292,860
Total liabilities	125,347	28,504	23,580	177,431

(1) Includes provisional pricing adjustments of: $3.224 for Yauricocha, $1,080 for Bolivar, and $408 for Cusi.

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Sierra Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

For the three months ended March 31, 2022 and 2021,
(In thousands of United States dollars, except per share amounts and unless otherwise stated)

11	Segment reporting (continued)

	Peru	Mexico	Mexico	Canada
	Yauricocha Mine	Bolivar Mine	Cusi Mine	Corporate	Total
Three months ended March 31, 2021	$	$	$	$	$
Revenue (1)	41,925	21,528	6,171	-	69,624
					-
Production cost of sales	(21,466)	(10,405)	(5,246)	-	(37,117)
Depletion of mineral property	(5,243)	(1,113)	(511)	-	(6,867)
Depreciation and amortization of property, plant and equipment	(1,443)	(2,068)	(870)	-	(4,381)
Cost of sales	(28,152)	(13,586)	(6,627)	-	(48,365)

Gross profit (loss) from mining operations	13,773	7,942	(456)	-	21,259

Income (loss) from operations	9,954	5,392	(1,200)	(1,603)	12,543
Derivative gains	-	-	451	-	451
Interest expense and other finance costs	(603)	(11)	(3)	(263)	(880)
Other income (expense)	(317)	62	19	(3)	(239)
Foreign currency exchange gain (loss)	170	404	124	34	732
Income (loss) before income tax	9,204	5,847	(609)	(1,835)	12,607

Income tax expense	(6,010)	(2,206)	(631)	-	(8,847)

Net income (loss) from operations	3,194	3,641	(1,240)	(1,835)	3,760

	Peru	Mexico	Canada	Total
March 31, 2021	$	$	$	$
Total assets	274,300	173,214	806	448,320
Non-current assets	169,579	135,684	37	305,300
Total liabilities	143,743	29,740	30,651	204,134

(1) Includes provisional pricing adjustments of: $576 for Yauricocha, $431 for Bolivar, and $(131) for Cusi.

For the three months ended March 31, 2022, 63% of the revenues ($35,794) were from four customers based in Peru and the remaining 37% of the revenues ($21,447) were from two customers based in Mexico. In Peru, two of the four customers accounted for 55% and 30% of the revenues. In Mexico, the two customers accounted for 71% and 29% of the revenues.

For the three months ended March 31, 2021, 60% of the revenues ($41,925) were from seven customers based in Peru and the remaining 40% of the revenues ($27,699) were from two customers based in Mexico. In Peru, two of the seven customers accounted for 45% and 26% of the revenues. In Mexico, the two customers accounted for 63% and 37% of the revenues.

As at March 31, 2022, the trade receivable balance of $24,206 includes amounts outstanding of $6,291 and $17,915 from the customers in Mexico and Peru, respectively.

12	Derivative instruments

In accordance with IFRS 9, the Company records the fair value of the derivative instruments (fixed price contracts) at the end of the reporting period as an asset (in the money) or liability (out of the money). The mark-to-market fair value of the Company’s outstanding derivative instruments is based on independently provided market rates and determined using standard valuation techniques. At the end of the reporting period, a corresponding gain or loss is recorded in the Condensed Interim Consolidated Statements of Income (Loss) as ‘Derivative Instruments Gains’.

The Company had no outstanding derivative instruments at March 31, 2022 (December, 31, 2021 - $nil).

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Sierra Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

For the three months ended March 31, 2022 and 2021,
(In thousands of United States dollars, except per share amounts and unless otherwise stated)

12	Derivative instruments

For the quarter ended March 31, 2022, the Company received $nil ($451 for quarter ended March 31, 2021), in settlement of the derivative instruments that matured in the period.

Changes in the fair value of the Company’s outstanding derivative instruments are recognized through the Company’s income statement as non-cash derivative instrument unrealized gains or losses. At maturity of each contract, a cash settlement takes place resulting in a corresponding reduction in the carrying value of the derivative instruments.

13	Financial instruments and financial risk management

The Company’s financial instruments include cash and cash equivalents, trade receivables, financial assets, accounts payable and loans payable.

(a)	Fair value of financial instruments

As at March 31, 2022 and December 31, 2021, the fair value of the financial instruments approximates their carrying value.

(b)	Fair value hierarchy

Financial instruments carried at fair value are categorized based on a three-level valuation hierarchy that reflects the significance of inputs used in making the fair value measurements as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets and liabilities

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices)

The Company’s metal concentrate sales are subject to provisional pricing with the selling prices adjusted at the end of the quotational period. The Company’s trade receivables are marked-to-market at each reporting period based on quoted forward prices for which there exists an active commodity market.

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Sierra Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

For the three months ended March 31, 2022 and 2021,
(In thousands of United States dollars, except per share amounts and unless otherwise stated)

Level 3 – inputs for the asset or liability that are not based on observable market data.

At March 31, 2022 and December 31, 2021, the levels in the fair value hierarchy into which the Company’s financial assets and liabilities are measured and recognized on the Consolidated Statement of Financial Position are categorized as follows:

	March 31, 2022				December 31, 2021
Recurring measurements	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	$	$	$	$	$	$	$	$
Trade receivables (1)	-	24,206	-	24,206	-	27,001	-	27,001
	-	24,206	-	24,206	-	27,001	-	27,001

(1)Trade receivables exclude sales and income tax receivables.

There were no transfers between level 1 and level 2 during the three months ended March 31, 2022 and 2021.

14	Supplemental cash flow information

Changes in working capital

	Three months ended March 31,
	2022	2021
	$	$
Trade and other receivables	2,234	(2,309)
Financial and other assets	(18)	(6)
Inventories	(19)	(1,767)
Accounts payable and accrued liabilities	(1,666)	7,061
Other liabilities	(3,546)	641
	(3,015)	3,620

15	Revenues from mining operations

The Company has recognized the following amounts related to revenue in the consolidated statements of income:

	Three Months Ended March 31,
	2022	2021
	$	$
Revenues from contracts with customers	52,529	68,748
Provisional pricing adjustments on concentrate sales	4,712	876
Total revenues	57,241	69,624

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Sierra Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

For the three months ended March 31, 2022 and 2021,
(In thousands of United States dollars, except per share amounts and unless otherwise stated)

The following table sets out the disaggregation of revenue by metals:

	Three Months Ended March 31,
	2022	2021
	$	$
Revenues from contracts with customers:
Silver	14,534	17,790
Copper	21,813	21,665
Lead	3,449	7,083
Zinc	9,981	18,309
Gold	2,752	3,901
Total revenues from contracts with customers	52,529	68,748

16	Contingencies

The Company and its subsidiaries have been named as defendants in certain actions incurred in the normal course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated. In the opinion of Management, these matters will not have a material effect on the consolidated financial statements of the Company.

These matters include an ongoing personal action filed in Mexico against Dia Bras Mexicana S.A de C.V (“DBM”) by an individual, Carlos Emilio Seijas Bencomo, claiming the annulment and revocation of the purchase agreement of two mining concessions, Bolívar III and IV between Minera Senda de Plata S.A. de C.V. and Ambrosio Bencomo Casavantes, and with this, the nullity of purchase agreement between DBM and Minera Senda de Plata S.A. de C.V. Carlos. Emilio Seijas Bencomo passed away in 2020 and his heirs appointed Mr. Emilio Ambrosio Bencomo Portillo as legal representative to pursue this case. On March 12, 2021, the first Civil Court of Chihuahua complied with the order of the Collegiate Court absolving DBM of all claims raised by the plaintiff. The plaintiff filed an appeal against this ruling on April 7, 2021, which was dismissed by the Second Collegiate Federal on April 6, 2022, leaving the plaintiff with the only option of appealing to the Supreme Court. The Company believes that with another favorable ruling and with the time running out on the plaintiff to file an appeal in the Supreme Court, the possibility of a reversal of the latest April 6, 2021 ruling has reduced even further.

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